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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        -------------------------------

                                  SCHEDULE TO

                               (AMENDMENT NO. 1)
                      TENDER OFFER STATEMENT UNDER SECTION

          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

                        SUNGLASS HUT INTERNATIONAL, INC.

                       (Name of Subject Company (Issuer))
                        -------------------------------

                             LUXOTTICA GROUP S.P.A.

                                LUXOTTICA S.P.A.

                            SHADE ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))
                        -------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   86736F106

                     (CUSIP Number of Class of Securities)
                        -------------------------------

                                ROBERTO CHEMELLO

                             LUXOTTICA GROUP S.P.A.

                               PIAZZALE LOTTO, 2

                               MILAN 20148 ITALY

                                (39) 02-499-841

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                        -------------------------------

                                   COPIES TO:

       JONATHAN GOLDSTEIN, ESQ.                       BRUCE E. MACDONOUGH, ESQ.
       DANIEL A. NINIVAGGI, ESQ.                        BRIAN H. BLANEY, ESQ.
           WINSTON & STRAWN                            GREENBERG TRAURIG, LLP
            200 PARK AVENUE                      ONE EAST CAMELBACK ROAD, SUITE 1100
       NEW YORK, NEW YORK 10166                        PHOENIX, ARIZONA 85012
            (212) 294-6700                                 (602) 263-2300

                        -------------------------------

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
                        $518,416,907                                                    $103,684

* For purposes of calculating the filing fee, the transaction value was calculated on the basis of (i) 40,136,132 shares of common stock of Sunglass Hut International, Inc. (the "Common Stock"), (ii) 4,943,599 shares subject to options and warrants to purchase Common Stock, which, for purposes of calculating this fee, are all assumed to be exercisable and (iii) the tender offer price of $11.50 per share. Based on the foregoing, the transaction value is equal to the product of 45,079,731 shares and $11.50 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $96,199.

    Form or Registration No.: Schedule TO (File No. 005-43307).

    Filing Parties: Luxottica Group S.p.A., Luxottica S.p.A. and Shade Acquisition Corp.

    Date Filed: March 5, 2001.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    Luxottica Group S.p.A., Luxottica S.p.A. and Shade Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule TO, filed on March 5, 2001 (the "Schedule TO"), with respect to Shade Acquisition Corp.'s Offer for all of the issued and outstanding shares of common stock of Sunglass Hut International, Inc., as set forth in this Amendment No. 1. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

    Items 1-9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

    (1) The first sentence of the second paragraph of the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" is hereby amended and restated in its entirety as follows:

        "Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in anticipation of governmental regulatory approvals."

    (2) The last paragraph of the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" is hereby deleted in its entirety.

    (3) The fourth sentence in the third paragraph of section of the Offer to Purchase entitled "Certain Information Concerning the Company--Certain Projected Financial Data for the Company" is hereby amended and restated in its entirety as follows:

        "The inclusion of the Projections herein should not be regarded as an indication that any of Parent, Purchaser, their financial advisor or the Company's financial advisor assume any responsibility for the validity, reasonableness, accuracy or completeness of the Projections."

    (4) The lead-in to the first paragraph of the section of the Offer to Purchase entitled "Certain Conditions to the Offer" is hereby amended and restated in its entirety as follows:

        "Notwithstanding any other provisions of the Offer, the Merger Agreement provides that Purchaser shall not be required to accept for payment or pay for any tendered Shares and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of any tendered Shares, (A) unless (i) there shall have been validly tendered and not withdrawn prior to the expiration date for the Offer that number of Shares which represent at least a majority of the outstanding Shares on a fully diluted basis, after giving effect to the exercise or conversion of all options, warrants, rights and securities outstanding exercisable or convertible into voting securities, on the date of purchase (the "Minimum Condition"), (ii) any applicable waiting periods under the HSR Act shall have expired or been terminated (the "HSR Condition"), (iii) all consents of, or notices to, governmental entities necessary for the consummation of the Offer and the other transactions contemplated by the Merger Agreement shall have been obtained or made, other than those which, if not obtained or made, would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or
    (B) if at any time on or after February 22, 2001 and prior to the expiration of the Offer, any of the following events (each, an "Event") shall have occurred and be continuing:"

    (5) The last paragraph of the section of the Offer to Purchase entitled "Certain Conditions of the Offer" is hereby amended and restated in its entirety as follows:

        "The foregoing Tender Offer Conditions are for the sole benefit of Parent and Purchaser. Parent or Purchaser may assert the failure of any of the Tender Offer Conditions regardless of the circumstances (other than circumstances arising solely by any action or inaction by Parent or

    Purchaser) giving rise to any such failure. The Company shall not assert the failure of, or waive, any such condition without the prior written consent of Parent and Purchaser, and if Parent or Purchaser elects to waive any such condition to the Offer (which Parent or Purchaser may do in whole or in part at any time and from time to time prior to the expiration of the Offer), the Company shall cooperate and comply with such election. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. All conditions to the Offer, other than those involving receipt of necessary governmental approvals, must be satisfied or waived prior to the expiration of the Offer."

    (6) The information set forth in the financing offer letter, dated
March 12, 2001, from Banca Intesa SpA to Luxottica Group S.p.A., a copy of which is attached hereto as Exhibit (b)(1), is incorporated herein by reference with respect to Items 7 and 11 of this Schedule TO.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibit hereto:

 (b)(1)                 Financing offer letter, dated March 12, 2001, from Banca
                        Intesa SpA to Luxottica Group S.p.A.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       LUXOTTICA GROUP S.P.A.

                                                       By:  /s/ LEONARDO DEL VECCHIO
                                                            -----------------------------------------
                                                            Leonardo Del Vecchio
                                                            Title: Chairman of the Board of Directors
                                                            Dated: March 21, 2001

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       SHADE ACQUISITION CORP.

                                                       By:  /s/ ROBERTO CHEMELLO
                                                            -----------------------------------------
                                                            Roberto Chemello
                                                            Title: Chief Executive Officer and
                                                            Director
                                                            Dated: March 21, 2001

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       LUXOTTICA S.P.A.

                                                       By:  /s/ ROBERTO CHEMELLO
                                                            -----------------------------------------
                                                            Roberto Chemello
                                                            Title: Chief Executive Officer
                                                            Dated: March 21, 2001

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                                 EXHIBIT INDEX

EXHIBIT NO.             EXHIBIT NAME
-----------             ------------
  (b)(1)                Financing offer letter, dated March 12, 2001, from Banca
                        Intesa SpA to Luxottica Group S.p.A.